DD
8/28/13

SEC
Mail Processing
Section

AUG 2 8 2012

Washington DC
402

SEC  SION

12063166

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26505

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/11 (MM/DD/YY) AND ENDING 06/30/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: O Gilvie Security Advisors Cor

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

71 South Wacker, Suite 3025
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Debra Hoag 312-355-5476
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Velma Butler & Company, Ltd.
(Name – *if individual, state last, first, middle name*)

6 East Monroe Street, Suite 400	Chicago	Illinois	60603
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD
7/2/13

OATH OR AFFIRMATION

I, Velma Butler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ogilvie Security Advisors Corporation, as of June 30, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



OFFICIAL SEAL
KWASI H. BUTLER
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 6-18-2013

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS



VELMA BUTLER & COMPANY, LTD.
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

MEMBER OF: THE AMERICAN INSTITUTE OF CPAs
THE ILLINOIS CPA SOCIETY

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Ogilvie Security Advisors Corporation
Chicago, Illinois

We have audited the accompanying statement of financial condition of Ogilvie Security Advisors Corporation (the Company) as of June 30, 2012, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filling pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ogilvie Security Advisors Corporation as of June 30, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Velma Butler & Company, Ltd.
Chicago, Illinois

August 21, 2012

OGILVIE SECURITY ADVISORS CORPORATION
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2012

ASSETS		**2012**
		TOTAL
Cash	$	149,676
Concessions and Commissions Receivable		76,559
Receivable from Clearing Broker		33,553
Securities Owned		1,971
Prepaid Expenses		3,096
Deferred Income Tax Benefit		66,414
TOTAL ASSETS	$	331,269

LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Commissions Payable	$	61,752
Accounts Payable and Other		102,376
Deferred Rent Payable		2,966
TOTAL LIABILITIES		167,094
STOCKHOLDERS' EQUITY		
Preferred Stock		8,000
Common Stock		70,000
Additional Paid-in Capital		135,000
Retained Earnings		(48,825)
TOTAL STOCKHOLDERS' EQUITY		164,175
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	331,269

See accompanying notes to the financial statements.